SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Materials Contained in this Report:

I.	English translation of the Notice Concerning Financial Forecasts for FY2012 of Kanto Auto Works, Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on June 9, 2011.

II.	English translation of the Notice Concerning Financial Forecasts for FY2012 of Toyota Auto Body Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on June 14, 2011.

III.	English translation of the Notice Concerning Financial Forecasts for FY2012 of Hino Motors, Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on June 14, 2011

IV.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 20, 2011

V.	English translation of the Japanese-language Notice of Resolutions Adopted at FY2011 Ordinary General Shareholders’ Meeting on June 20, 2011

VI.	English translation of an Extraordinary Report, as filed by the registrant with the Director of the Kanto Local Finance Bureau on June 20, 2011

VII.	English translation of the Notice Concerning Financial Forecasts for FY2012 of Daihatsu Motor Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on June 22, 2012

VIII.	Executive Summary of the Japanese-language Securities Report, as filed by the registrant with the Director of the Kanto Local Finance Bureau on June 24, 2011

IX.	English translation of the Japanese-language report on corporate governance publicly disclosed with the Tokyo Stock Exchange on June 29, 2006 by the registrant and amended on June 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of Accounting Division

Date: June 30, 2011